FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 03, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

03 | July | 2008

Press Release

MTS and MySpace Russia Announce Partnership

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, and MySpace Russia, the local version of the leading international social network, today announced a partnership to develop and promote solutions for the subscribers of MTS Russia.

Under the terms of the partnership, MTS and MySpace will develop an exclusive service for the subscribers of MTS Russia that will become part of MTS’ WAP-portal. In addition, the companies are planning to launch an MTS-branded community on MySpace Russia website to drive usage and support the partnership.

“We are looking forward to introducing over 60 million customers of MTS in Russia, the largest subscriber base in the country, to the leading social network, MySpace,” said Pavel Roytberg, product and service development director of MTS Russia.

Roytberg continued, “This partnership fits well into our strategy of providing Web 2.0 and social networking capabilities for our subscribers. The new service from MySpace on our WAP-portal will also allow us to explore innovative marketing initiatives, such as viral marketing. The pairing of the leading mobile and social networking brands will bring increased portability and greater access to customers of both MTS and MySpace and enrich the mobile user experience.”

“MySpace is known for its networking and creative solutions which revolutionized social networking. It is a place for everyone – whether you are a global celebrity or an aspiring artist,” noted Aleksandr Turkot, general director of MySpace Russia. “This partnership with MTS is a key strategic move for MySpace, allowing us to give Russian customers unprecedented access to networking via their mobile phones. Our brands are built on providing high quality communication and networking experience and our partnership will allow us to develop many new exciting services for our customers.”

MTS is the leader in value-added services (VAS) in Russia, with a 32% market share of VAS revenues and a 43.2% share of mobile content revenues in Q1’2008(1). The partnership with MySpace builds on MTS’ commitment to developing advanced content and data solutions for  customers to allow mobile access to communication and information sources previously only available at home.

 (1) According to ComNews Research, “VAS Market in Russia, Q1’2008” report.

In January 2008, MTS became the first Russian company to receive a nomination in the 13th Annual Global Mobile Awards hosted by the GSM Association for its WAP-portal designed specifically for children.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 86.3 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: July 03, 2008